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Thomas P. Conaghan Attorney at Law tconaghan@mwe.com +1 202 756 8161

June 22, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael McTiernan

Assistant Director

Re:	AG Mortgage Investment Trust, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed April 18, 2011
File No. 333-172656

Dear Mr. McTiernan:

On behalf of AG Mortgage Investment Trust, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated April 26, 2011 (the “Comment Letter”) relating to Amendment No. 2 to the Registration Statement on Form S-11 filed by the Company on April 18, 2011 (File No. 333-172656). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Historical Performance of Angelo, Gordon, page 106

1.         We note your response to comment 3. Item 8 of Industry Guide 5 requests narrative prior performance disclosure, including disclosure regarding material adverse business developments, of any prior program that invests primarily in real estate, and more detailed tabular disclosure for a limited range of prior programs, such as those with “similar investment objectives.” Because the company intends to focus on RMBS, we believe that prior programs focusing on RMBS are those with “similar investment objectives,” and acknowledge that you have provided more detailed performance disclosure for these programs. However, we continue to believe that any material adverse business developments should be disclosed for all prior MBS programs covered by the narrative section, including CMBS programs.

Company Response:

In response to the Staff’s comment, the Company has revised its prior performance disclosure on p. 109 to include the following additional disclosure. Except as noted below, the Company does not believe that any of its prior programs has experienced any material business developments.

New Language

Since inception of each of AG MVP and AG GECC PPIF, there have been no adverse business developments or conditions that have been material to investors, although the real estate downturn has impacted AG GECC PPIF in May and through June 21, 2011. In addition, the real estate downturn of the last few years did have an effect on certain mortgage-backed assets purchased by Angelo, Gordon before the downturn. In particular, one fund that focused primarily on CMBS was adversely affected in 2008 and early 2009 by the severe dislocations in the financial markets that impacted the real estate industry. During this period, this CMBS-focused fund had significant declines in marked-to-market value, but because the fund employed limited amounts of leverage and does not provide regular liquidity to its investors, it was not required to dispose of assets in response to the downturn. As of January, 2011, the net asset value plus distributions to investors of this fund was in excess of investors’ contributed capital.

*            *            *

Michael McTiernan

June 22, 2011

If you have any questions with respect to the foregoing, please contact Thomas P. Conaghan at (202) 756-8161.

Very truly yours,

/s/ Thomas P. Conaghan

Thomas P. Conaghan

Enclosures

cc:	Forest Wolfe
Stephen Older
Folake Ayoola